                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         -----------------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the year ended December 31, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                  to
                               ----------------    ----------------

Commission file number 1-3506

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Savings and Capital Growth Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          GEORGIA-PACIFIC CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES


                              FOR THE YEARS ENDED
                           DECEMBER 31, 1994 AND 1993







              GEORGIA-PACIFIC CORPORATION
              133 PEACHTREE STREET, N.E.
              ATLANTA, GA  30303

                          GEORGIA-PACIFIC CORPORATION
                        SAVINGS AND CAPITAL GROWTH PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1994 AND 1993

                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits with Fund
    Information--December 31, 1994 and 1993

    Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1994

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

    Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes--December 31, 1994

    Schedule II: Item 27(d)--Schedule of Reportable Transactions for the Year Ended December 31, 1994

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants of the
Georgia-Pacific Corporation Savings
and Capital Growth Plan:


We have audited the accompanying statements of net assets available for benefits with fund information of the GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   /s/ ARTHUR ANDERSEN LLP



May 22, 1995
Atlanta, Georgia

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1994



                                     Interest Income    Georgia-Pacific        Common         Balanced           Bond
                                           Fund           Stock Fund         Stock Fund         Fund             Fund
                                           ----           ----------         ----------         ----             ----
 Assets:

 Contribution receivable               $          0       $          0      $         0       $         0     $        0

 Accrued income                           1,019,359                  0                0            62,461              0

 Other receivables                          323,793                  0                0            20,542         93,890

 Due from other funds                         9,743            452,702          101,475            67,752          4,931

 Investments, at market value:

  Master Trust                                    0        160,714,755                0                 0              0

  Guaranteed insurance
   contracts                            188,994,561                  0                0                 0              0

  Mutual funds                          210,613,440                  0       96,166,192        22,580,390      2,392,674

  Participants' loans                             0                  0                0                 0              0
                                       ------------       ------------      -----------       -----------     ----------
 Total investments                      399,608,001        160,714,755       96,166,192        22,580,390      2,392,674
                                       ------------       ------------      -----------       -----------     ----------

 TOTAL ASSETS                           400,960,896        161,167,457       96,267,667        22,731,145      2,491,495
                                       ============       ============      ===========       ===========     ==========


 Liabilities:

 Due to other funds                         494,346             12,117           32,132            36,771         98,821

 Other payables                              64,764            440,585           69,343                 0              0
                                       ------------       ------------      -----------       -----------     ----------
 TOTAL LIABILITIES                          559,110            452,702          101,475            36,771         98,821
                                       ------------       ------------      -----------       -----------     ----------

 NET ASSETS AVAILABLE FOR BENEFITS
                                       $400,401,786       $160,714,755      $96,166,192       $22,694,374     $2,392,674
                                       ------------       ------------      -----------       -----------     ----------

                                                                           Participants'
                                            Money           Unallocated       Loans
                                         Market Fund       Contributions    Receivable          Total
                                         -----------       -------------    ----------          -----
 Assets:

 Contribution receivable                 $        0         $  198,869      $         0      $    198,869

 Accrued income                                   0                  0                0         1,081,820

 Other receivables                                0                  0                0           438,225

 Due from other funds                        37,584                  0                0           674,187

 Investments, at market value:

  Master Trust                                    0                  0                0       160,714,755

  Guaranteed insurance
   contracts                                      0                  0                0       188,994,561

  Mutual funds                            7,819,509          6,259,397                0       345,831,602

  Participants' loans                             0                  0       19,411,372        19,411,372
                                         ----------         ----------      -----------      ------------
 Total investments                        7,819,509          6,259,397       19,411,372       714,952,290
                                         ----------         ----------      -----------      ------------

 TOTAL ASSETS                             7,857,093          6,458,266       19,411,372       717,345,391
                                         ----------         ----------      -----------      ------------


 Liabilities:

 Due to other funds                               0                  0                0           674,187

 Other payables                              37,584                  0                0           612,276
                                         ----------         ----------      -----------      ------------
 TOTAL LIABILITIES                           37,584                  0                0         1,286,463
                                         ----------         ----------      -----------      ------------

 NET ASSETS AVAILABLE FOR BENEFITS
                                         $7,819,509         $6,458,266      $19,411,372      $716,058,928
                                         ==========         ==========      ===========      ============



         The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1993



                                Interest Income    Georgia-Pacific        Common          Balanced         Unallocated
                                     Fund             Stock Fund        Stock Fund          Fund          Contributions
                                     ----             ----------        ----------          ----          -------------
Assets:

Contribution receivable          $          0       $          0      $         0       $         0        $  115,450

Accrued income                        779,542              1,455                0            48,073                 0

Other receivables                     127,998             39,037           87,019                 0                 0

Due from other funds                  812,457            774,210                0           101,780                 0

Investments, at market value:

 Common stock                               0        102,096,294                0                 0                 0

 Guaranteed insurance
 contracts                        225,487,439                  0                0                 0                 0

 Mutual funds                     203,266,654          2,486,861       84,579,767        20,101,393         6,237,774

 Participants' loans                        0                  0                0                 0                 0
                                 ------------       ------------      -----------       -----------        ----------

Total investments                 428,754,093        104,583,155       84,579,767        20,101,393         6,237,774
                                 ------------       ------------      -----------       -----------        ----------

TOTAL ASSETS                      430,474,090        105,397,857       84,666,786        20,251,246         6,353,224
                                 ------------       ------------      -----------       -----------        ----------


Liabilities:

Due to brokers                              0          1,972,902                0                 0                 0

Due to other funds                    919,530            578,123           87,019           103,775                 0

Other payables                        166,557            131,177                0               621                 0
                                 ------------       ------------      -----------       -----------        ----------

TOTAL LIABILITIES                   1,086,087          2,682,202           87,019           104,396                 0
                                 ------------       ------------      -----------       -----------        ----------

NET ASSETS AVAILABLE FOR
BENEFITS                         $429,388,003       $102,715,655      $84,579,767       $20,146,850        $6,353,224
                                 ============       ============      ===========       ===========        ==========

                                Participants'
                                    Loans
                                 Receivable            Total
                                 ----------            -----
Assets:

Contribution receivable         $         0     $    115,450

Accrued income                            0          829,070

Other receivables                         0          254,054

Due from other funds                      0        1,688,447

Investments, at market value:

 Common stock                             0      102,096,294

 Guaranteed insurance
 contracts                                0      225,487,439

 Mutual funds                             0      316,672,449

 Participants' loans             18,184,776       18,184,776
                                -----------     ------------

Total investments                18,184,776      662,440,958
                                -----------     ------------

TOTAL ASSETS                     18,184,776      665,327,979
                                -----------     ------------


Liabilities:

Due to brokers                            0        1,972,902

Due to other funds                        0        1,688,447

Other payables                            0          298,355
                                -----------     ------------

TOTAL LIABILITIES                         0        3,959,704
                                -----------     ------------

NET ASSETS AVAILABLE FOR
BENEFITS                        $18,184,776     $661,368,275
                                ===========     ============

         The accompanying notes are an integral part of this statement.

         GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1994

                                                            Georgia-
                                         Interest           Pacific            Common           Balanced             Bond
                                       Income Fund        Stock Fund         Stock Fund           Fund               Fund
                                       -----------        ----------         ----------           ----               ----
Net investment income:

Cash dividends, Georgia-Pacific
 common stock                          $          0      $  1,414,339        $         0       $         0        $        0

Interest and dividends                   27,398,444            32,878          2,924,460         1,228,800           142,295

Net gain from Master Trust                        0        11,870,773                  0                 0                 0

Net appreciation (depreciation)
 in market value of investments         (12,084,409)          214,724         (1,883,726)       (1,464,295)         (229,534)
                                       ------------      ------------        -----------       -----------        ----------

Net investment income                    15,314,035        13,532,714          1,040,734          (235,495)          (87,239)

Contributions:

 Participants                            16,486,407         8,557,274          7,869,426         2,790,360           322,136

 Corporation                             17,938,182         7,282,855          6,719,827         1,888,185           210,591
                                       ------------      ------------        -----------       -----------        ----------

Total contributions                      34,424,589        15,840,129         14,589,253         4,678,545           532,727

Interfund transfers                     (39,947,963)       34,118,291          1,721,980          (275,255)        2,218,298

Interest income on loans                          0                 0                  0                 0                 0

Amounts distributed to
 participants                           (38,012,059)       (5,330,802)        (5,627,717)       (1,633,955)         (295,612)

New loans issued                         (4,880,228)       (1,796,538)        (1,304,514)         (296,425)           (8,179)

Loan principal payments                   4,123,839         1,636,526          1,172,949           310,159            32,859

Loan fees                                    (8,430)           (1,220)            (6,260)              (50)             (180)
                                       ------------      ------------        -----------       -----------        ----------

Change in net assets available
 for benefits                           (28,986,217)       57,999,100         11,586,425         2,547,524         2,392,674

Net assets available for
 benefits, beginning of year            429,388,003       102,715,655         84,579,767        20,146,850                 0
                                       ------------      ------------        -----------       -----------        ----------

Net assets available for
 benefits, end of year                 $400,401,786      $160,714,755        $96,166,192       $22,694,374        $2,392,674
                                       ============      ============        ===========       ===========        ==========

Number of units outstanding              40,553,998        14,945,056          2,237,984         2,216,269           260,924
                                       ============      ============        ===========       ===========        ==========

Unit value at end of year              $       9.87      $      10.75        $     42.97       $     10.24        $     9.17
                                       ============      ============        ===========       ===========        ==========

                                         Money                             Participants'
                                        Market           Unallocated           Loans
                                         Fund           Contributions       Receivable           Total
                                         ----           -------------       ----------           -----
Net investment income:

Cash dividends, Georgia-Pacific
 common stock                         $         0         $         0       $         0      $  1,414,339

Interest and dividends                    192,508             152,223                 0        32,071,608

Net gain from Master Trust                      0                   0                 0        11,870,773

Net appreciation (depreciation)
 in market value of investments                 0                   0                 0       (15,447,240)
                                      -----------         -----------       -----------      ------------

Net investment income                     192,508             152,223                 0        29,909,480

Contributions:

 Participants                             313,008           3,118,127                 0        39,456,738

 Corporation                              338,971           3,017,555                 0        37,396,166
                                      -----------         -----------       -----------      ------------

Total contributions                       651,979           6,135,682                 0        76,852,904

Interfund transfers                     8,347,512          (6,182,863)                0                 0

Interest income on loans                        0                   0         1,354,416         1,354,416

Amounts distributed to
 participants                          (1,392,022)                  0        (1,117,720)      (53,409,887)

New loans issued                          (22,548)                  0         8,308,432                 0

Loan principal payments                    42,200                   0        (7,318,532)                0

Loan fees                                    (120)                  0                 0           (16,260)
                                      -----------         -----------       -----------      ------------

Change in net assets available
 for benefits                           7,819,509             105,042         1,226,596        54,690,653

Net assets available for
 benefits, beginning of year                    0           6,353,224        18,184,776       661,368,275
                                      -----------         -----------       -----------      ------------

Net assets available for
 benefits, end of year                $ 7,819,509         $ 6,458,266       $19,411,372      $716,058,928
                                      ===========         ===========       ===========      ============

Number of units outstanding             7,819,509
                                      ===========

Unit value at end of year             $      1.00
                                      ===========

         The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1994 AND 1993

NOTE 1. ORGANIZATION AND PLAN DESCRIPTION

The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan.

The Plan includes a savings component and a capital growth component. The savings component permits any eligible salaried employee to contribute up to 10% of compensation on a before-tax basis not to exceed regulated maximums.
The savings component's maximum matching contribution is 3.75% of compensation consisting of $.75 for every $1.00 of before-tax contributions for the first 3% of compensation and $.50 for every $1.00 of before-tax contributions for the next 3% of compensation. The capital growth component provides for contributions by Georgia-Pacific Corporation (the "Corporation") to eligible salaried employees' accounts equal to 3% of the employee's monthly eligible earnings, provided such contributions do not exceed $250 per month.

Participants of the Plan are 100% vested in their employee contributions and capital growth contributions. Employees are vested in the Corporation's matching contributions at the rate of 20% for each year of service. The matching contributions also become 100% vested when an employee reaches age 60, dies, or becomes disabled. In accordance with plan provisions, forfeitures are used to reduce employer matching contributions. At December 31, 1994, forfeited non-vested accounts totalled $509.00, which will reduce future contributions and forfeitures of $165,000 were used to reduce the Corporation's contributions during 1994.

Plan assets are held in trust funds and invested on the participant's behalf, with all investment earnings for each fund credited to the accounts of the participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform with the current year presentation.

The Trustee performs daily valuations of the Plan's investments and makes daily distributions to retired or terminated participants.

Investments are presented at market value, except for investments in guaranteed investment contracts, which are presented at cost plus accrued income which approximate market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

The net appreciation (depreciation) in the market value of investments by major investment categories is as follows:

 Georgia-Pacific common stock                             $    214,724

 Mutual funds                                              (15,661,964)
                                                          ------------
 Net depreciation                                         $(15,447,240)
                                                          ============


NOTE 3. INCOME TAX STATUS

The Corporation received a favorable letter of determination from the Internal Revenue Service (the "IRS") as to the qualified status of the Plan as amended through 1985. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Under the applicable provisions of the Internal Revenue Code, a participant will not be subject to federal income tax on either employer contributions or earnings of the Plan until such time as distributions are made to the participant.

On March 31, 1995 the Corporation submitted the Plan to the IRS to request a favorable determination letter on the Plan as amended and restated effective January 1, 1989, and which includes amendments through December 31, 1994. In management's opinion, the Plan is currently designed and being operated in accordance with applicable provisions of the Internal Revenue Code.

NOTE 4. LOANS RECEIVABLE

The Plan allows participants currently employed by the Corporation to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at Bankers Trust Company's prime interest rate plus 1%. Loan repayments are made through payroll deductions and normally must be repaid within a five-year term. Loans become due and payable in full once a participant terminates employment. Loans totaling $8,308,432 and $8,893,256 were made in 1994 and 1993, respectively.

NOTE 5. INVESTMENTS

During 1994, assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of six investment funds: the Interest Income Fund, the Common Stock Fund, the Balanced Fund, the Georgia-Pacific Stock Fund, the Bond Fund, and the Money Market Fund. The Plan permits participants to change the investment of future contributions or existing balances up to a maximum of four times a year plus once a quarter.
The Bond Fund and the Money Market fund were added as investment funds January 1, 1994.

The following is a description of these investment funds:

   Georgia-Pacific Stock Fund - invested principally in shares of Georgia-Pacific Corporation common stock. The market value of the Georgia-Pacific Stock Fund Master Trust investment at December 31, 1994, $160,714,755, exceeded 5% of net assets. The market value of the Georgia-Pacific Corporation common stock investment at December 31, 1993, $102,096,294, exceeded 5% of net assets.

   Interest Income Fund - invested principally in investment contracts issued by major insurance companies and the Vanguard Short-Term U.S. Treasury Portfolio. The investment contracts guarantee the payment of principal and a specific rate of interest. The Vanguard portfolio, a fixed income mutual fund, is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years. The market value of the Vanguard Short-Term U.S. Treasury Portfolio investment at December 31, 1994 and 1993, $210,613,440 and $203,259,732, respectively, exceeded 5%
   of net assets.

   Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the Portfolio at December 31, 1994, and 1993 of $107,434,412 and $94,607,765,
   respectively, exceeded 5% of net assets.

   Balanced Fund - invested approximately 50% in the Vanguard Bond Index Fund - Total Bond Market Portfolio and 50% in the Vanguard Index Trust 500 Portfolio. The Vanguard Bond Index Fund, a fixed income mutual fund, invests in U.S. government bonds, high quality corporate bonds and mortgage-backed securities. The objective of the Vanguard Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index. The Vanguard Index Trust 500 Portfolio, an equity mutual fund, is described above under the Common Stock Fund.

   Money Market Fund - invested in the Vanguard Money Market Reserves - U.S. Treasury Portfolio, a money market mutual fund. The Portfolio is invested exclusively in U.S. Government obligations.

   Bond Fund - invested in the Vanguard Bond Index Fund - Total Bond Market Portfolio, a fixed income mutual fund. This fund is described above under the Balanced Fund.

NOTE 6. MASTER TRUST

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Funds of several defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based upon the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based upon the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based upon the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Stock Fund Master Trust." A summary of the Master Trust's major classifications of investments as of December 31, 1994 is shown below:

                                                           December 31
                                                              1994
                                                          ------------
 Investments (at market):

 Georgia-Pacific Corporation
  common stock                                            $172,932,403

 Vanguard Money Market
  Reserves U.S. Treasury
  Portfolio                                                  2,526,180
                                                          ------------

   Total investments                                       175,458,583
                                                          ------------

 Receivables:

  Interest                                                       9,606

  Other receivables                                            825,079
                                                          ------------
    Total receivables                                          834,685
                                                          ------------

 Less:

  Payables                                                      68,617

  Due to brokers                                             1,680,111
                                                          ------------

    Total payables                                           1,748,728
                                                          ------------
    Net assets                                            $174,544,540
                                                          ============


A summary of income and net appreciation of the Master Trust, which comprises the net investment gain for all participating plans for the period from June 8, 1994 through December 31, 1994, is shown below:


 Interest income                                      $    63,892

 Dividends                                              1,677,868

 Net appreciation in
  market value of investments                          11,824,448
                                                      -----------

 Net investment gain from
  Master Trust                                        $13,566,208
                                                      ===========

Allocations to participating plans of net investment gain for the period June 8, 1994 through December 31, 1994 and net assets as of December 31, 1994 are shown below for the Master Trust:

 Georgia-Pacific Corporation
  Savings and Capital
  Growth Plan                                        $ 11,870,773


 All other plans                                        1,695,435
                                                     ------------

      Net investment gain from
         Master Trust                                $ 13,566,208
                                                     ============



 Georgia-Pacific Corporation
  Savings and Capital
  Growth Plan                                        $160,714,755                     92.08%


 All other plans                                       13,829,785                      7.92
                                                     ------------                    ------

      Net assets of the Master Trust                 $174,544,540                    100.00%
                                                     ============                    ======

NOTE 7. CONTRIBUTIONS

Contributions to the Plan include the Corporation's required capital growth contributions, voluntary employee savings contributions and rollovers, and matching contributions by the Corporation with respect to certain of the employee contributions (see Note 1).

Contributions are transferred to the Trustee on the last business day of each month and invested in short-term interest bearing securities until they can be credited to participants' accounts and invested in accordance with participants' investment elections. The December 1994 and 1993 contributions are recorded as unallocated contributions in the accompanying financial statements. Earnings on the short-term investments are allocated to participants' accounts twice each year.

NOTE 8.  WITHDRAWALS AND TERMINATION

Under the Plan, a participant may withdraw all or a portion of his account balance related to his after-tax contributions at any time but is limited to one withdrawal per year. For withdrawals of after-tax contributions made in 1987 or later, a portion of such withdrawals will be treated as investment income subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

In the event of a Participant's death, retirement, or disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. Alternatively, Participants may elect an annuity option. If termination occurs for other reasons, only vested amounts are distributed to the Participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Corporation's future contribution. If a former Participant returns to the employment of the Corporation within five years of the termination date, previously forfeited amounts are reinstated to the Participant's account.

NOTE 9.  PLAN TERMINATION

The Corporation has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

NOTE 10.  FORM 5500

Net assets available for benefits as presented on Form 5500 agree to the net assets available for benefits presented in the accompanying financial statements for the years ended December 31, 1994 and 1993.

NOTE 11.  EVENT SUBSEQUENT TO DATE OF AUDITORS' REPORT

The Plan has been amended to provide an additional investment fund, the International Fund, effective July 3, 1995. The fund will invest in the Vanguard International Growth Portfolio, an international equity mutual fund which invests in the stocks of companies outside the United States that have above average growth potential. The investment objective of this fund is long-term capital appreciation.

                                                                      SCHEDULE I
                                                                          Page 1


          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
         ITEM 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994


                                                             Shares
                                                             or Face
                                                             Amount             Cost             Market
                                                             ------             ----             ------
GEORGIA-PACIFIC STOCK FUND
 Georgia-Pacific Stock Fund Master Trust *                 14,945,066        $73,969,112      $160,714,755
                                                                             -----------      ------------

INTEREST INCOME FUND
 Guaranteed investment contracts:

Participation in Group Annuity Contract
 #13796-001 with Aetna Life Insurance Co.
 9.38% due July 1, 1996                                    25,717,785         25,717,785        25,717,785

Participation in Group Annuity Contract
 #12108 with Metropolitan Life Insurance
 Co. 8.56% due July 1, 1995                                21,189,350         21,189,350        21,189,350

Participation in Group Annuity Contract
 #13796-0002 with Aetna Life Insurance
 Co. 8.69% due January 31, 1996                            19,594,004         19,594,004        19,594,004

Participation in Group Annuity Contract
 #GA-06002 with New York Life Insurance
 Co. 9.05% due April 1, 1996                               26,951,419         26,951,419        26,951,419

Participation in Group Annuity Contract
 #GA-06043 with New York Life Insurance
 Co. 8.62% due January 2, 1996                             26,146,547         26,146,547        26,146,547

Participation in Group Annuity Contract
 #13796-0003 with Aetna Life Insurance
 Co. 8.71% due January 2, 1997                             13,036,345         13,036,345        13,036,345

Participation in Group Annuity Contract
 #87817-3 with Principal Mutual Life
 Insurance Co. 8.62% due March 31, 1995                     9,935,068          9,935,068         9,935,068

Participation in Group Annuity Contract
 #11314 with Metropolitan Life Insurance
 Co. 8.67% due January 3, 1995                             13,521,196         13,521,196        13,521,196

Participation in Group Annuity Contract
 #116167 with Metropolitan Life Insurance
 Co. 9.39% due September 30, 1995                          14,693,683         14,693,683        14,693,683

Participation in Group Annuity Contract
 #1376-0001 with Aetna Life Insurance
 Co. 9.34% due October 1, 1996                             18,209,164         18,209,164        18,209,164

                                                                      SCHEDULE I
                                                                          Page 2

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
         ITEM 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994

                                                                Shares
                                                                or Face
                                                                Amount           Cost              Market
                                                                ------           ----              ------
Vanguard Short-Term U.S. Treasury Portfolio *                  21,513,119    $219,534,568       $210,613,440
                                                               ----------    ------------       ------------

TOTAL INTEREST INCOME FUND                                                    408,529,129        399,608,001
                                                                             ------------       ------------

COMMON STOCK FUND
 Vanguard Index Trust 500 Portfolio *                           2,237,984      91,111,661         96,166,192
                                                                             ------------       ------------

BALANCED FUND
 Vanguard Index Trust 500 Portfolio *                             262,235      11,123,691         11,268,220

 Vanguard Bond Index Fund *                                     1,233,606      12,135,196         11,312,170
                                                                             ------------       ------------

TOTAL BALANCED FUND                                                            23,258,887         22,580,390
                                                                             ------------       ------------

BOND FUND
 Vanguard Bond Index Fund *                                       260,924       2,520,268          2,392,674
                                                                             ------------       ------------

MONEY MARKET FUND
 Vanguard Money Market Reserves
  U.S. Treasury Portfolio *                                     7,819,509       7,819,509          7,819,509
                                                                             ------------       ------------

UNALLOCATED CONTRIBUTIONS
 Vanguard Money Market Reserves
  U.S. Treasury Portfolio *                                     6,259,397       6,259,397          6,259,397
                                                                             ------------       ------------

PARTICIPANTS' LOANS RECEIVABLE *
 (Interest rates range from 7% to 12.5%)                                       19,411,372         19,411,372
                                                                             ------------       ------------

TOTAL INVESTMENTS                                                            $632,879,335       $714,952,290
                                                                             ============       ============


                 * Represents a party-in-interest to the Plan.


         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS*
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                        Purchases                                  Sales
                                  ---------------------      ------------------------------------------------------

                                                                                                          Gain
                                   Number       Amount       Number        Cost           Proceeds       (Loss)
                                   ------       ------       ------        ----           --------       ------
GEORGIA-PACIFIC STOCK FUND

 Georgia-Pacific Corporation
   common stock                      42      $ 42,416,718       32     $  2,639,940     $  3,633,897    $   993,957

 Vanguard Money Market
   Reserves U.S. Treasury
     Portfolio                      113        29,648,073      121       27,161,213       27,161,213              0

 Georgia-Pacific Stock Fund
   Master Trust                     248       107,740,990      241       51,524,877       60,170,216      8,645,339

INTEREST INCOME FUND

 Vanguard Short-Term U.S.
   Treasury Portfolio                85       124,566,995      166      107,480,161      104,853,102     (2,627,059)

BALANCED FUND

 Vanguard Bond Index Fund           129         7,019,058      119        4,982,804        4,713,450       (269,354)

 Vanguard Index Trust 500
   Portfolio                        118         6,492,102      134        6,518,986        6,642,254        123,268

COMMON STOCK FUND

 Vanguard Index Trust 500
   Portfolio                        228        36,944,319      241       22,446,829       23,474,168      1,027,339

MONEY MARKET FUND

 Vanguard Money Market
   Reserves U. S. Treasury
   Portfolio                        193        22,114,256       87       14,280,046       14,280,046              0

BOND FUND

 Vanguard Bond Index Fund           163         5,083,094       83        2,562,826        2,460,886       (101,940)

UNALLOCATED CONTRIBUTIONS

 Vanguard Money Market
   Reserves U.S. Treasury
     Portfolio                       12        74,160,294       12       74,305,333       74,305,333              0

* The above represents a series of transactions in securities of the same issue in excess of 5% of the plan assets at the beginning of the year.


The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

 THE PLAN.  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934,
                      THE TRUSTEES (OR OTHER PERSONS WHO
ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE
                    SIGNED ON ITS BEHALF BY THE UNDERSIGNED
                           HEREUNTO DULY AUTHORIZED.



                         GEORGIA-PACIFIC CORPORATION
                       SAVINGS AND CAPITAL GROWTH PLAN


                       BY:  GEORGIA-PACIFIC CORPORATION,
                             AS PLAN ADMINISTRATOR



           DATE:  JUNE 27, 1995 BY: /s/ JOHN F. MCGOVERN
                                    ---------------------------------------
                                      JOHN F. MCGOVERN
                       SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                 GEORGIA-PACIFIC CORPORATION

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
 23                                    Consent of Arthur Andersen LLP*














                             ----------------------------------------
                                       * - Filed by EDGAR